SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to

Section 13 or 15(d) of

THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of Earliest Event Reported): February 24, 2003

U.S. Can Corporation
(Exact name of registrant as specified in its charter)

Delaware	**1-13678**	**06-1094196**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification Number)

700 East Butterfield Rd.
Suite 250
Lombard, IL 60148

(Address, of principal executive offices, including zip code)

(630) 678-8000

(Registrant's Telephone number including area code)

Item 5.   **Other Events.**

On February 24, 2003, U.S. Can Corporation (the "Company") announced that John L. Workman has been elected to serve as Chief Executive Officer of the Company. Mr. Workman had been serving as Chief Operating Officer since the resignation of Paul W. Jones as Chief Executive Officer and Chairman of the Board on October 23, 2002.

Sandra K. Vollman, the Company's Senior Vice President of Finance has been elected as Chief Financial Officer. Ms. Vollman had been serving as the Primary Financial Officer of the Company since October 2002.

Also on February 24, 2003, the Company released its fourth quarter results.

A copy of the Company's press release issued on February 24, 2003 is attached to this Current Report on Form 8-K as Exhibit 99.1.

Item 7.   **Financial Statements, Pro Forma Financial Information and Exhibits.**

(c)   **Exhibits:**

99.1.   Press Release of the Company dated February 24, 2003.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

U.S. CAN CORPORATION

By _/s/ Sandra K. Vollman
Name: Sandra K. Vollman
Title: Senior Vice President and Chief
         Financial Officer

Date: February 25, 2003.

EXHIBIT INDEX

The following designated exhibit is filed herewith:

99.1   Press Release of the Company dated February 24, 2003.